P.O. Box 133	Alvøveien 160
6901 Florø	5179 Bergen-Godvik
NORWAY	NORWAY
Tel. +4757741277	Tel. +4755935792
Fax. +4757741289	Fax. +755935793
Cellular +4797040940	Cellular +4790049285
e-mail: ind-o@online.no	e-mail: b-aksel@online.no

10. February 2004

Wescorp Energy, Inc.
1300 – 885 West Georgia Street
Vancouver, British Columbia, Canada
V6C 1L2

Dear Sirs:

This letter of intent sets out the essential terms of an agreement (the “Agreement”) whereby Ellycrack AS (the “Licensor”) agrees to grant Wescorp Energy Inc. (formerly CTI Diversified Holdings, Inc.) or its subsidiary (the “Licensee”) options to acquire three separate exclusive territorial licenses to make, use, copy, develop and exploit all technologies, including related patents, trademarks, copyrights, trade secrets and any other intellectual property and know-how, owned or controlled by the Licensor now or in the future as more particularly described in Schedule “A” (the “Technology”) in Canada, the United States and Mexico (each a “Territory”).

1.          Option to Acquire Licenses

In consideration of the sum of US$1.00 paid by the Licensee to the Licensor and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by the Licensor, the Licensor grants to the Licensee the irrevocable right and option to acquire three separate exclusive territorial licenses (each a “License”) to make, use, copy, develop and exploit the Technology and to design, manufacture, market, sell and distribute products or systems derived from or utilizing the Technology or sublicense others to do the same in each Territory, which option may be exercised by the Licensee on or before June 1, 2005, failing which the option will expire.

In order to exercise the option in whole or in part, the Licensee will give to the Licensor written notice of its intention to exercise the option specifying the Territory for which the option is exercised. The parties will thereupon negotiate in good faith the terms and conditions of a comprehensive formal license agreement (the “License Agreement”) to be executed by the parties not later than 30 days after the date of such notice of exercise.

For greater clarity, the parties agree that the Licensee may exercise the option to acquire a License for one Territory or two Territories without being obligated to acquire a License for the other Territory or Territories.

2.          Term of License

The term of each License in respect of which the Licensee has exercised the option hereunder will be 20 years and/or the lead time of granted patents and/or new patents related to the technologies from the date of execution of the License Agreement, provided that the Licensee meets its obligations in the License Agreement and subject to the Licensor's right to early termination under section 8. The parties may renew the term of the License for a further term of ten (10) years, provided that the Licensee is not in material breach of the License Agreement.

3.           License Fee

Upon execution by the parties of a License Agreement in respect of a Territory, the Licensee will pay to the Licensor a one-time non-refundable license fee of US$750,000 for such Territory.

4.          Royalties

The Licensee will pay the Licensor a royalty equal to 6% of the Licensee's sales of products or systems derived from or utilizing the Technology in the applicable Territory for which a License has been granted to the Licensee, payable within 90 days of the financial year end of the Licensee, and provide the Licensor with an audited statement showing a detailed calculation of the royalty payment. In the event that the Licensor is utilizing such products or systems for its own purpose or is leasing the same to customers or systems to coustomer, the Licensee shall pay the Licensor a royalty of the oil production. The final terms, conditions, details and definition of possible commercial strategies for determining the method of calculation of such royalty shall be settled by the parties in the final License Agreement. The Licensor will have the right on reasonable notice to the Licensee to examine and audit at its sole expense the Licensee's books and records to verify that the calculations are accurate.

5.          Covenants of the Parties

At the Licensee's request, the Licensor agrees to train or render assistance to the Licensee's technical personnel in the design and manufacture of products or systems derived from or utilizing the Technology at the Licensee's premises for no charge for up to ten working days for such person, except that the Licensee will pay associated travel and living expenses.

Upon the Licensor acquiring a License hereunder, the Licensor will refer any inquiries regarding the Technology or products or systems derived from or utilizing the Technology from prospective purchasers in the applicable Territory to the Licensee. The Licensee may not, directly or indirectly, solicit or fulfill orders for products or systems derived from the Technology outside of the Territory covered by the License.

6.          Modifications and Improvements

Future developments, improvements or modifications of the Technology created or invented by the employees or contractors of the Licensee will be deemed to be the property of the Licensee and the Licensee is obligated to pay its employees a possible royaty in accordance to Canadian law. If the parties creates a new invention together, both parties shall be notified as inventors, and the invention shall be assigned to both parties. Such new inventions are under any circumstances a part of the License Agreement with the obligation to pay royalty.

The Licensor shall be entitled to use such new invention in any other territory not covered by the Licensee.

The parties will evaluate the correct formulation of this paragraph in the final License Agreement.

7.          Assignment

The Licensee may not assign or transfer its interest in this letter of intent or any License Agreement to any third party without the prior written consent of the Licensor, such consent not to be unreasonably withheld.

8.          Termination

Either party may terminate this letter of intent or the License Agreement in the event of the insolvency, bankruptcy, dissolution or liquidation of the other party. The Licensor may terminate any License Agreement if the Licensee fails to make any royalty payment when due or is otherwise in material breach of any other term and fails to remedy such breach within 30 days of receiving notice from the Licensor.

9.           Effect of Termination

Upon termination, all rights granted to the Licensee will automatically revert back to the Licensor. No termination will deny either party its remedies or relieve the Licensee from making payments or meeting any other obligation which accrued prior to the effective date of termination.

10.         Relationship

The parties are each independent contractors, neither of whom shall hold itself out as an agent or authorized representative of the other. This is not an agency relationship, joint venture or partnership.

11.         Notice

Any notice required to be sent must be in writing and will be deemed delivered by fax or e-mail when the transmission is sent and by courier when delivered by courier.

12.         Successors and Assigns

This letter of intent will be to the benefit of and be binding on the successors and permitted assigns of each of the parties.

13.         Governing Law

This Agreement shall be interpreted in accordance with the laws of the province of British Columbia, Canada and any federal laws of Canada of general application. The parties irrevocably attorn to the jurisdiction of the courts of the province of Alberta, Canada.

14.         Binding Agreement

On signing of this letter of intent by all parties, this letter will form a legally binding agreement between the parties, whether or not it is superseded by a more comprehensive agreement or a License Agreement.

If you agree with the above terms, please sign two copies of this letter of intent signifying your approval and return one signed copy to us.

Yours truly,

ELLYCRACK AS

      “Olav Ellingsen”
Authorized signatory

Approved and accepted this 10th day of February 2004.

WESCORP ENERGY, INC.

      “John Anderson”
Authorized signatory

Schedule "A"

Description of Technology and Related Intellectual Property